Westgate
London
W5 1UA

Tel ++44 208 967 1511
Fax+44 208 967 1446
Jackie.stevens@tns-global.com

Jackie Stevens
Assistant to the Company Secretariat

By Courier

Securities and Exchange Commission
Filing Desk
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street N.W
Washington DC 20549
United States

04045712

RECEIVED OCT 2 2 2004 208 SECTION WASH. D.C.

SUPPL

20th October 2004

Dear Sir/Madam

Re Taylor Nelson Sofres plc: file no 82-4668

In accordance with the requirements of rule 12-g3-2b please find enclosed the following for Taylor Nelson Sofres plc:

1. GI Consulting Limited, Reg No. 3318133, Report and accounts for the year ended 31 December 2003.
2. TNS Overseas Holdings (Alpha) Limited, Reg. No. 33965470, Report and accounts for the year ended 31 December 2003.
3. TNS Overseas Holdings (Beta) Limted, Reg. No. 3965472, Report and accounts for the year ended 31 December 2003.
4. TNS Overseas Holdings (Epsilon) Limited, Reg No. 3986121, Report and accounts for the year ended 31 December 2003.
5. TNS Overseas Holdings (Gamma) Limted, Reg No. 3965469, Report and accounts for the year ended 31 December 2003.
6. TNS Overseas Holdings (Zeta) Limited, Reg No. 4177804, Report and accounts for the year ended 31 December 2003.
7. Taylor Nelson Sofres Plc RNS Announcement – 19th October 2004.
8. Taylor Nelson Sofres Plc , Company No. 00912624, 88(2) Return of Allotment of Shares (4 different copies).

I trust the above is in order, please do not hesitate to contact me should you have any queries.

Please could Securities of Exchange acknowledge receipt of this letter and the documents enclosed herewith by stamping the enclosed copy of this letter and returning it to the Company in the enclosed self-addressed envelope.

PROCESSED
NOV 0 1 2004
THOMSON FINANCIAL

Yours faithfully

J Stevens

Jackie Stevens
Enc.
CC: Bank of New York – London & New York

10/25

F:\Users\CompanySecretarial 040101\Plc\Letters\041020 - (Securities & Exchange Commission) Report & Accounts 2003)(RNS Annoucement)(88(2) Return of Allotment of Shares).doc

Westgate
London
W5 1UA

Tel ++44 208 967 1511
Fax+44 208 967 1446
Jackie.stevens@tns-global.com

Jackie Stevens
Assistant to the Company Secretariat

By Courier

Securities and Exchange Commission
Filing Desk
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street N.W
Washington DC 20549
United States

20th October 2004

Dear Sir/Madam

Re Taylor Nelson Sofres plc: file no 82-4668

In accordance with the requirements of rule 12-g3-2b please find enclosed the following for Taylor Nelson Sofres plc:

1. GI Consulting Limited, Reg No. 3318133, Report and accounts for the year ended 31 December 2003.
2. TNS Overseas Holdings (Alpha) Limited, Reg. No. 33965470, Report and accounts for the year ended 31 December 2003.
3. TNS Overseas Holdings (Beta) Limted, Reg. No. 3965472, Report and accounts for the year ended 31 December 2003.
4. TNS Overseas Holdings (Epsilon) Limited, Reg No. 3986121, Report and accounts for the year ended 31 December 2003.
5. TNS Overseas Holdings (Gamma) Limted, Reg No. 3965469, Report and accounts for the year ended 31 December 2003.
6. TNS Overseas Holdings (Zeta) Limited, Reg No. 4177804, Report and accounts for the year ended 31 December 2003.
7. Taylor Nelson Sofres Plc RNS Announcement – 19th October 2004.
8. Taylor Nelson Sofres Plc , Company No. 00912624, 88(2) Return of Allotment of Shares (4 different copies).

I trust the above is in order, please do not hesitate to contact me should you have any queries.

Please could Securities of Exchange acknowledge receipt of this letter and the documents enclosed herewith by stamping the enclosed copy of this letter and returning it to the Company in the enclosed self-addressed envelope.

Yours faithfully

Jackie Stevens
Enc.
CC: Bank of New York – London & New York

F:\Users\CompanySecretarial 040101\Plc\Letters\041020 - (Securities & Exchange Commission) Report & Accounts 2003)(RNS Annoucement)(88(2) Return of Allotment of Shares).doc

Westgate
London
W5 1UA

t +44 208 967 2230
f +44 208 967 1446
sofia.bernsand@tns-global.com

Sofia Bernsand
Company Secretarial Assistant

SWIFLY
The Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff CF4 3UZ

18 October 2004

Dear Sir/Madam

Company Name	Registered No.
GI Consulting Limited	**3318133**
TNS Overseas Holdings (Alpha) Limited	**3965470**
TNS Overseas Holdings (Beta) Limited	**3965472**
TNS Overseas Holdings (Gamma) Limited	**3965469**
TNS Overseas Holdings (Epsilon) Limited	**3986121**
TNS Overseas Holdings (Zeta) Limited	**4177804**

I enclose a copy annual report for the year ended 31 December 2003, in connection with the above-named company in loose-leaf format.

Please acknowledge safe receipt by date stamping and returning the enclosed duplicate of this letter in once of the enclosed stamped addressed envelope and also acknowledge that the above documents have been accepted and successfully filed by date stamping and returning the enclosed duplicate of this letter in the other enclosed stamped addressed envelope.

Yours faithfully

Sofia Bernsand

Encls.

cc. Securities and Exchange Commission, Filing Desk, Division of Corporation Finance, Office of International Corporate Finance, 450 Fifth Street, N.W., Washington, DC 20549, United States **BY DHL**

Zafar Aziz, Bank of New York (London) - 020 7964 6028
Katie Edwards, Bank of New York (US)- 001 212 571 3050.

x:\users\companysecretarial 040101\companies house\041018_(various a r&a).doc

GI Consulting Limited

Report and accounts

for the year ended

31 December 2003

Reg No 3318133

GI Consulting Limited

Report and accounts

For the year ended 31 December 2003

Directors' report	2-3
Auditors' report	4-5
Profit and loss account	6
Balance sheet	7
Notes to the financial statements	8-13

The directors present their report with the audited financial statements for the year ended 31 December 2003.

1 Principal activities, business review and future developments

The company's principal activity is the provision of market information services and market research.

2 Results and dividends

The profit and loss account for the year is set out on page 6. The directors do not recommend payment of a dividend (2002: £nil).

3 Directors

The directors of the company during the year to 31 December 2003 were as follows:

A B Cowling
C Prieto
E Williams

M James resigned as company secretary on 19 December 2003 and Mr IJ Portal was appointed.

4 Directors' interests in shares of the company

No directors had any interests in shares of the company at any time during the year.

5 Statement of directors' responsibilities

Company law requires the directors to prepare financial statements for each financial year that give a true and fair view of the state of affairs of the company and of the profit or loss of the company for that period. The directors are required to prepare the financial statements on the going concern basis, unless it is inappropriate to presume that the company will continue in business.

The directors confirm that suitable accounting policies have been used and applied consistently. They also confirm that reasonable and prudent judgements and estimates have been made in preparing the financial statements for the year ended 31 December 2003 and that applicable accounting standards have been followed.

The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the company and enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

6 Auditors

A resolution to reappoint PricewaterhouseCoopers LLP as auditors to the company will be proposed at the annual general meeting.

By order of the board

IJ Portal
Company Secretary
TNS House, Westgate, London W5 1UA
2004

We have audited the financial statements which comprise the profit and loss account, the balance sheet and the related notes which have been prepared under the historical cost convention and the accounting policies set out in the statement of accounting policies.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the annual report and the financial statements in accordance with applicable United Kingdom law and accounting standards are set out in the statement of directors' responsibilities.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements and United Kingdom Auditing Standards issued by the Auditing Practices Board. This report, including the opinion, has been prepared for and only for the company's members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any person to whom this report is shown or in to whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the directors' report is not consistent with the financial statements, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and transactions is not disclosed.

We read the other information contained in the annual report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. The other information comprises only the directors' report.

Basis of audit opinion

We conducted our audit in accordance with auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion the financial statements give a true and fair view of the state of the company's affairs at 31 December 2003 and of its loss for the year then ended and have been properly prepared in accordance with the Companies Act 1985.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
London
8 October 2004

GI Consulting Limited

Profit and loss account

For the year ended 31 December 2003

	Notes	**2003**	2002
		£	£
Administrative expenses – continuing activities		**(1,008)**	1,336
Operating (loss)/profit – continuing activities	2	**(1,008)**	1,336
Interest payable	3	**(87)**	(515)
(Loss)/profit on ordinary activities before taxation		**(1,095)**	821
Tax on ordinary activities	6	**-**	-
Retained (loss)/profit for the financial year	10	**(1,095)**	821

The company has no recognised gains and losses other than those included in the profit and loss account above and therefore no separate statement of total recognised gains and losses has been presented.

There is no difference between the loss on ordinary activities before tax and the retained loss for the year stated above.

GI Consulting Limited

Balance sheet

As at 31 December 2003

	Notes	2003	2002
		£	£
Fixed assets			
Tangible assets	7	-	-
		-	-
Current assets			
Cash at bank and in hand		**6,212**	24,282
		6,212	24,282
Creditors: amounts falling due within one year	8	**(117,121)**	(134,096)
Net current liabilities		**(110,909)**	(109,814)
Net liabilities		**(110,909)**	(109,814)
Capital and reserves			
Called up share capital	9	**367,089**	367,089
Profit and loss account	10	**(477,998)**	(476,903)
Equity shareholders' funds	11	**(110,909)**	(109,814)

The financial statements on pages 6 to 13 were approved by the board of directors on 2004 and were signed on its behalf by:

A B Cowling
Director

1 Principal accounting policies

The financial statements have been prepared in accordance with applicable Accounting Standards in the United Kingdom. A summary of the more important accounting policies, which have been applied consistently, is set out below.

Basis of accounting

The financial statements have been prepared under the historical cost convention.

Tangible fixed assets

Fixed assets are stated at cost less accumulated depreciation. Depreciation is calculated to write off the cost less the estimated residual value of each asset on a straight-line basis over its expected useful life as follows:

Computer equipment and software	3 years
Furniture and equipment	5 years

Provisions are made where the value of assets has been impaired in relation to their value-in-use to the business and charged to the profit and loss account.

Foreign currencies

Assets and liabilities in foreign currencies are translated into sterling at the rates of exchange ruling at the balance sheet date. Transactions in foreign currencies are converted at rates of exchange prevailing at the date the transactions were made. Foreign exchange differences are dealt with through the profit and loss account.

Deferred tax

Provision is made for deferred taxation on all material timing differences to the extent that it is probable that a liability or asset will crystallise. The provision is calculated on the liability method at the rates of taxation likely to be in force at the time of reversal of the timing differences.

Cash flow statement

The company is a small company within the terms of the Companies Act 1985 and has taken advantage of the exemption available to small companies from the requirement to produce a cashflow statement.

1 Principal accounting policies (continued)

Going concern

The financial statements have been prepared on a going concern basis as certain major shareholders have agreed to provide financial support for the forseeable future.

2 Operating profit

Operating profit is after charging:

	2003	2002
	£	£
Auditors remuneration	-	-
Depreciation of tangible fixed assets	-	506
Loss/(Profit) on foreign exchange differences	**1,008**	(1,842)

Auditors' remuneration in respect of the year ended 31 December 2003 has been borne by a fellow group undertaking, TNS UK Limited (formerly Taylor Nelson Sofres Group Limited).

3 Interest payable

	2003	2002
	£	£
Interest payable on loan from shareholder	**87**	515

4 Employee information

The average monthly number of persons employed by the company during the year was nil (2002: nil).

5 Directors' remuneration

The directors received no remuneration for their services in the year (2002: £nil).

6 Taxation

The current tax charge for the period is £nil (2002: £nil).

Current tax reconciliation

	2003	2002
	£	£
(Loss)/profit on ordinary activities before tax	**(1,095)**	821
(Loss)/profit on ordinary activities multiplied by standard rate in the UK 30% (2002: 30%)	**(329)**	246
Effects of:		
Trading losses carried forward	**329**	
Trading losses brought forward		(246)
Current tax charge for the period	**-**	-

7 Tangible fixed assets

	Computer equipment and Software	Furniture and Equipment	Total
	£	£	£
Cost			
At 1 January 2003	4,457	1,554	6,011
At 31 December 2003	**4,457**	**1,554**	**6,011**
Depreciation			
At 1 January 2003	4,457	1,554	6,011
Charge for the year	-	-	-
At 31 December 2003	**4,457**	**1,554**	**6,011**
Net book value			
At 31 December 2003	**-**	**-**	**-**
At 31 December 2002	-	-	-

8 Creditors: Amounts falling due within one year

	2003	2002
	£	£
Amounts owed to related parties	**117,121**	117,121
Loan from shareholder	-	16,975
	117,121	134,096

Amounts owed to related parties represent amounts payable to TNS UK Limited (formerly Taylor Nelson Sofres Group Limited) and Taylor Nelson Sofres Plc. At the balance sheet date, the Taylor Nelson Sofres group owned 50% of the issued share capital of the company. The only transactions on the loan from shareholder in 2003

and 2002 relate to interest accrued and exchange movements. The loan from shareholder was repaid in March 2003.

9 Called up share capital

	2003	2002
	£	£
Authorised		
1,000 ordinary shares of £1 each	1,000	1,000
1,000,000 ordinary shares of US $1 each	606,061	606,061
	607,061	607,061
Allotted, called up and fully paid		
2 ordinary shares of £1 each	2	2
600,000 ordinary shares of US $1 each	367,087	367,087
	367,089	367,089

10 Reserves

	Share Capital	Profit and loss account
	£	£
At 1 January 2003	367,089	(476,903)
Retained profit for the year	-	(1,095)
Balance at 31 December 2003	367,089	(477,998)

11 Reconciliation of movements in shareholders' funds

	2003	2002
	£	£
Profit/(Loss) for the year	**(1,095)**	821
Opening shareholders' funds	**(109,814)**	(110,635)
Closing shareholders' funds	**(110,909)**	(109,814)

12 Parent Undertakings

The company is 50% owned by Taylor Nelson Sofres BV, a wholly owned subsidiary of Taylor Nelson Sofres Plc. The remaining 50% is owned by NRC Japan, a company incorporated in Japan.

TNS Overseas Holdings (Alpha) Limited

Report and accounts

for the year ended 31 December 2003

Reg No 3965470

TNS Overseas Holdings (Alpha) Limited

Report and accounts

For the year ended 31 December 2003

Directors' report	2-3
Auditors' report	4-5
Profit and loss account	6
Balance sheet	7
Notes to the financial statements	8-12

The directors present their report with the audited financial statements for the year ended 31 December 2003.

Principal activities, business review and future developments

The company acts as an investment holding company. Both the level of business and the year-end financial position were satisfactory and the directors expect that the present level of activity will be sustained.

Results and dividends

The company's profit after tax for the financial year is £nil (2002: £2,279,646). The directors paid a dividend of £nil (2002: £2,279,646). The retained profit of £nil (2002: £nil) has been transferred to reserves.

Directors and their interests

The directors of the company during the year to 31 December 2003 were as follows:

Mr EF Hoefling
Mr D Parry
Mr PSK Wright

Mr EF Hoefling holds 500 (2002: 500) ordinary shares of 5p each in Taylor Nelson Sofres plc and had no interest in the shares of any other company within the Taylor Nelson Sofres plc group.

Mr PSK Wright holds 5,206 (2002: 5,206) ordinary shares of 5p each in Taylor Nelson Sofres plc and had no interest in the shares of any other company within the Taylor Nelson Sofres plc group.

Mr D Parry holds 434 (2002: nil) ordinary shares of 5p each in Taylor Nelson Sofres plc and had no interest in the shares of any other company within the Taylor Nelson Sofres plc group.

During the year Mr EF Hoefling, Mr PSK Wright and Mr D Parry were granted options to subscribe for shares and shares respectively in Taylor Nelson Sofres plc.

Directors' interests in share options

	Granted in the period	Exercised in the period
EF Hoefling	35,829	-
PSK Wright	25,000	40,000
D Parry	20,829	2,934

Directors' responsibilities

Company law requires the directors to prepare financial statements for each financial year that give a true and fair view of the state of affairs of the Company and of the profit or loss of the Company for that period. The directors are required to prepare the financial statements on a going concern basis, unless it is inappropriate to presume that the Company will continue in business.

The directors confirm that suitable accounting policies have been used and applied consistently. They also confirm that reasonable and prudent judgements and estimates have been made in preparing the financial statements for the year ended 31 December 2003 and that applicable accounting standards have been followed.

The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the Company and enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the Company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Auditors

A resolution to reappoint PricewaterhouseCoopers LLP as auditors to the company will be proposed at the annual general meeting.

By order of the board

IJ Portal
Company Secretary
TNS House, Westgate, London W5 1UA
8/10/2004

Independent auditors' report to the members of TNS Overseas Holdings (Alpha) Limited

For the year ended 31 December 2003

We have audited the financial statements which comprise the profit and loss account, the balance sheet and the related notes on pages 6 to 12.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the annual report and the financial statements in accordance with applicable United Kingdom law and accounting standards are set out in the statement of directors' responsibilities on page 3.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements and United Kingdom auditing standards issued by the Auditing Practices Board. This report, including the opinion, has been prepared for and only for the company's members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the directors' report is not consistent with the financial statements, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and transactions is not disclosed.

We read the other information contained in the annual report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements.

Basis of audit opinion

We conducted our audit in accordance with auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Independent auditors' report to the members of TNS Overseas Holdings (Alpha) Limited (continued)

For the year ended 31 December 2003

Opinion

In our opinion the financial statements give a true and fair view of the state of the company's affairs at 31 December 2003 and of its result for the year then ended and have been properly prepared in accordance with the Companies Act 1985.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
London
8 October 2004

TNS Overseas Holdings (Alpha) Limited

Profit and loss account

For the year ended 31 December 2003

	Notes	**2003**	2002
		£	£
Operating profit – continuing operations	2	-	-
Income from fixed asset investments	4	-	2,279,646
Profit on ordinary activities before taxation		-	2,279,646
Tax on profit on ordinary activities	5	-	-
Profit on ordinary activities after taxation		-	2,279,646
Dividends on equity shares paid	6	-	(2,279,646)
Retained profit for the financial year		-	-

The company has no recognised gains and losses other than those included in the profit and loss account above and therefore no separate statement of total recognised gains and losses has been presented.

There is no difference between the retained profit for the year stated above and the historical cost equivalent.

TNS Overseas Holdings (Alpha) Limited

Balance Sheet

As at 31 December 2003

	Notes	**2003**	2002
		£	£
Fixed assets			
Investments	7	**54,640,047**	54,640,047
Current assets			
Debtors	8	**1,070,677**	1,070,677
Net assets		**55,710,724**	55,710,724
Capital and reserves			
Called up share capital	9	**200**	200
Share premium	10	**54,639,847**	54,639,847
Profit and loss account	10	**1,070,677**	1,070,677
Equity shareholders' funds	11	**55,710,724**	55,710,724

The financial statements on pages 6 to 12 were approved by the board of directors on 7 October 2004 and were signed on its behalf by:

EF Hoefling
Director

1 Principal accounting policies

The financial statements have been prepared in accordance with applicable Accounting Standards in the United Kingdom. A summary of the more important accounting policies, which have been applied consistently, is set out below.

Basis of accounting

The financial statements have been prepared under the historical cost convention.

Fixed asset investments

Fixed asset investments are stated at cost less provision for any permanent diminution in value.

Foreign currencies

Assets and liabilities in foreign currencies are translated into sterling at the rates of exchange ruling at the balance sheet date. Transactions in foreign currencies are converted at rates of exchange prevailing at the date the transactions were made. Foreign exchange differences are dealt with through the profit and loss account.

Cash flow statement and related party disclosures

The company is a wholly owned subsidiary of Taylor Nelson Sofres plc and is included in the consolidated financial statements of Taylor Nelson Sofres plc, which are publicly available. Consequently, the company has taken advantage of the exemption from preparing a cash flow statement under the terms of Financial Reporting Standard 1 (revised 1996).

The company is also exempt under the terms of Financial Reporting Standard 8 from disclosing related party transactions with entities that are part of the Taylor Nelson Sofres plc group or investees of the Taylor Nelson Sofres plc group.

2 Operating profit

The auditors' remuneration in respect of the periods ended 31 December 2003 and 31 December 2002 has been borne by TNS UK Limited (formerly Taylor Nelson Sofres Group Limited), a directly owned subsidiary of Taylor Nelson Sofres plc.

3 Directors' remuneration

The company has no employees except for its directors, who received no remuneration for their services.

4 Income from fixed asset investments

	2003	2002
	£	£
Income from shares in group undertaking	-	2,279,646

5 Taxation

The current tax charge for the period is £nil (2002: £nil).

Current tax reconciliation

	2003	2002
	£	£
Profit on ordinary activities before tax	-	2,279,646
Profit on ordinary activities multiplied by standard rate in the UK 30% (2002: 30%)	-	683,894
Effects of:		
Income not taxable to corporation tax	-	(683,894)
Current tax charge for the period	-	-

6 Dividends

	2003	2002
	£	£
Final dividend paid	-	2,279,646

7 Investments

	Interests in Group undertakings
	£
Cost and net book value	
At 1 January and 31 December 2003	**54,640,047**

Investments represent 4,679,413 (2002:4,679,413) ordinary shares in Taylor Nelson Sofres International Limited. The total issued share capital of this group undertaking at 31 December 2003 was 24,215,301 (2002: 24,215,301) ordinary shares, all of which is held by Taylor Nelson Sofres plc and wholly owned subsidiaries of Taylor Nelson Sofres plc.

The company is exempt from the obligation to prepare and deliver consolidated financial statements under section 228 of the Companies Act 1985.

8 Debtors

	2003	2002
	£	£
Amounts owed by group undertaking	**1,070,677**	1,070,677

9 Called up share capital

	2003	2002
	£	£
Authorised		
10,000 ordinary share of £1 each	**10,000**	10,000
Allotted, called up and fully paid		
200 ordinary shares of £1 each	**200**	200

10 Reserves

	Share premium	Profit and loss account
	£	**£**
At 1 January 2003 and 31 December 2003	**54,639,847**	**1,070,677**

11 Reconciliation of movements in shareholders' funds

	2003	2002
	£	£
Profit for the year	-	2,279,646
Dividends	-	(2,279,646)
Opening shareholders' funds	**55,710,724**	55,710,724
Closing shareholders' funds	**55,710,724**	55,710,724

12 Ultimate parent undertaking

The immediate parent undertaking is TNS Overseas Holdings (Epsilon) Limited.

The ultimate parent undertaking and ultimate controlling party is Taylor Nelson Sofres plc which is the parent undertaking of the smallest and largest group to consolidate these financial statements. Copies of the ultimate parent undertaking's financial statements are available from the Company Secretary, Taylor Nelson Sofres plc, TNS House, Westgate, London W5 1UA.

TNS Overseas Holdings (Beta) Limited

Report and accounts

for the year ended 31 December 2003

Reg No 3965472

TNS Overseas Holdings (Beta) Limited

Report and accounts

For the year ended 31 December 2003

Directors' report	2-3
Auditors' report	4-5
Profit and loss account	6
Balance sheet	7
Notes to the financial statements	8-12

The directors present their report with the audited financial statements for the period ended 31 December 2003.

Principal activities, business review and future developments

The company acts as an investment holding company. Both the level of business and the year-end financial position were satisfactory and the directors expect that the present level of activity will be sustained.

Results and dividends

The company's profit after tax for the financial year is £nil (2002: £767,757). The directors paid a dividend of £nil (2002: £767,757). The retained profit of £nil (2002: £ nil) has been transferred to reserves.

Directors and their interests

The directors of the company during the year to 31 December 2003 were as follows:

Mr EF Hoefling
Mr D Parry
Mr PSK Wright

Mr EF Hoefling holds 500 (2002: 500) ordinary shares of 5p each in Taylor Nelson Sofres plc and had no interest in the shares of any other company within the Taylor Nelson Sofres plc group.

Mr PSK Wright holds 5,206 (2002: 5,206) ordinary shares of 5p each in Taylor Nelson Sofres plc and had no interest in the shares of any other company within the Taylor Nelson Sofres plc group.

Mr D Parry holds 434 (2002: nil) ordinary shares of 5p each in Taylor Nelson Sofres plc and had no interest in the shares of any other company within the Taylor Nelson Sofres plc group.

During the year Mr EF Hoefling, Mr PSK Wright and Mr D Parry were granted options to subscribe for shares in Taylor Nelson Sofres plc.

Directors' interests in share options

	Granted in the period	Exercised in the period
EF Hoefling	35,829	-
PSK Wright	25,000	40,000
D Parry	20,829	2,934

Directors' responsibilities

Company law requires the directors to prepare financial statements for each financial year that give a true and fair view of the state of affairs of the Company and of the profit or loss of the Company for that period. The directors are required to prepare the financial statements on a going concern basis, unless it is inappropriate to presume that the Company will continue in business.

The directors confirm that suitable accounting policies have been used and applied consistently. They also confirm that reasonable and prudent judgements and estimates have been made in preparing the financial statements for the year ended 31 December 2003 and that applicable accounting standards have been followed.

The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the Company and enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the Company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Auditors

A resolution to reappoint PricewaterhouseCoopers LLP as auditors to the company will be proposed at the annual general meeting.

By order of the board

IJ Portal
Company Secretary
TNS House, Westgate, London W5 1UA
8/10/2004

TNS Overseas Holdings (Beta) Limited

Independent auditors' report to the members of TNS Overseas Holdings (Beta) Limited

For the year ended 31 December 2003

We have audited the financial statements which comprise the profit and loss account, the balance sheet and the related notes.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the annual report and the financial statements in accordance with applicable United Kingdom law and accounting standards are set out in the statement of directors' responsibilities on page 3.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements and United Kingdom auditing standards issued by the Auditing Practices Board. This report, including the opinion, has been prepared for and only for the company's members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Act. We also report to you if, in our opinion, the directors' report is not consistent with the financial statements, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and transactions is not disclosed.

We read the other information contained in the annual report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements.

Basis of audit opinion

We conducted our audit in accordance with auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

TNS Overseas Holdings (Beta) Limited

Independent auditors' report to the members of TNS Overseas Holdings (Beta) Limited (continued)

For the year ended 31 December 2003

Opinion

In our opinion the financial statements give a true and fair view of the state of the company's affairs at 31 December 2003 and of its result for the year then ended and have been properly prepared in accordance with the Companies Act 1985.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
London
8 October 2004

TNS Overseas Holdings (Beta) Limited

Profit and loss account

For the year ended 31 December 2003

	Notes	2003	2002
		£	£
Operating profit – continuing operations	2	-	-
Income from fixed asset investments	4	-	767,757
Profit on ordinary activities before taxation		-	767,757
Tax on profit on ordinary activities	5	-	-
Profit on ordinary activities after taxation		-	767,757
Dividends on equity shares paid	6	-	(767,757)
Retained profit for the financial year		-	-

The company has no recognised gains and losses other than those included in the profit and loss account above and therefore no separate statement of total recognised gains and losses has been presented.

There is no difference between the retained profit for the year stated above and the historical cost equivalent.

TNS Overseas Holdings (Beta) Limited

Balance Sheet

As at 31 December 2003

	Notes	2003	2002
		£	£
Fixed assets			
Investments	7	**18,218,618**	18,218,618
Current assets			
Debtors	8	**359,768**	359,768
Net assets		**18,578,386**	18,578,386
Capital and reserves			
Called up share capital	9	**200**	200
Share premium	10	**18,218,418**	18,218,418
Profit and loss account	10	**359,768**	359,768
Equity shareholders' funds	11	**18,578,386**	18,578,386

The financial statements on pages 6 to 12 were approved by the board of directors on 7 October 2004 and were signed on its behalf by:

EF Hoefling
Director

1 Principal accounting policies

The financial statements have been prepared in accordance with applicable Accounting Standards in the United Kingdom. A summary of the more important accounting policies, which have been applied consistently, is set out below.

Basis of accounting

The financial statements have been prepared under the historical cost convention.

Fixed asset investments

Fixed asset investments are stated at cost less provision for any permanent diminution in value.

Foreign currencies

Assets and liabilities in foreign currencies are translated into sterling at the rates of exchange ruling at the balance sheet date. Transactions in foreign currencies are converted at rates of exchange prevailing at the date the transactions were made. Foreign exchange differences are dealt with through the profit and loss account.

Cash flow statement and related party disclosures

The company is a wholly owned subsidiary of Taylor Nelson Sofres plc and is included in the consolidated financial statements of Taylor Nelson Sofres plc, which are publicly available. Consequently, the company has taken advantage of the exemption from preparing a cash flow statement under the terms of Financial Reporting Standard 1 (revised 1996).

The company is also exempt under the terms of Financial Reporting Standard 8 from disclosing related party transactions with entities that are part of the Taylor Nelson Sofres plc group or investees of the Taylor Nelson Sofres plc group.

2 Operating profit

The auditors' remuneration in respect of the periods ended 31 December 2003 and 31 December 2002 has been borne by TNS UK Limited (formerly Taylor Nelson Sofres Group Limited), a directly owned subsidiary of Taylor Nelson Sofres plc.

3 Directors' remuneration

The company has no employees except for its directors, who received no remuneration for their services.

4 Income from fixed asset investments

	2003	2002
	£	£
Income from shares in group undertaking	-	767,757

5 Taxation

The current tax charge for the period is £nil (2002: £nil).

Current tax reconciliation

	2003	2002
	£	£
Profit on ordinary activities before tax	-	767,757
Profit on ordinary activities multiplied by standard rate in the UK 30% (2002: 30%)	-	230,327
Effects of:		
Income not taxable to corporation tax	-	(230,327)
Current tax charge for the period	-	-

6 Dividends

	2003	2002
	£	£
Final dividend paid	-	767,757

7 Investments

	Interests in Group undertakings
	£
Cost and net book value	
At 1 January and 31 December 2003	**18,218,618**

Investments represent 1,571,475 (2002:1,571,475) ordinary shares in Taylor Nelson Sofres International Limited. The total issued share capital of this group undertaking at 31 December 2003 was 24,215,301 (2002: 24,215,301) ordinary shares, all of which is held by Taylor Nelson Sofres plc and wholly owned subsidiaries of Taylor Nelson Sofres plc.

The company is exempt from the obligation to prepare and deliver consolidated financial statements under section 228 of the Companies Act 1985.

8 Debtors

	2003	2002
	£	£
Amounts owed by group undertaking	**359,768**	359,768

9 Called up share capital

	2003	2002
	£	£
Authorised		
10,000 ordinary share of £1 each	**10,000**	10,000
Allotted, called up and fully paid		
200 ordinary shares of £1 each	**200**	200

10 Reserves

	Share premium	Profit and loss account
	£	£
At 1 January 2003 and 31 December 2003	**18,218,418**	**359,768**

11 Reconciliation of movements in shareholders' funds

	2003	2002
	£	£
Profit for the year	-	767,757
Dividends	-	(767,757)
Opening shareholders' funds	**18,578,386**	18,578,386
Closing shareholders' funds	**18,578,386**	18,578,386

12 Ultimate parent undertaking

The immediate parent undertaking is TNS Overseas Holdings (Epsilon) Limited.

The ultimate parent undertaking and ultimate controlling party is Taylor Nelson Sofres plc which is the parent undertaking of the smallest and largest group to consolidate these financial statements. Copies of the ultimate parent undertaking's financial statements are available from the Company Secretary, Taylor Nelson Sofres plc, TNS House, Westgate, London W5 1UA.

TNS Overseas Holdings (Epsilon) Limited

Report and accounts

for the year ended 31 December 2003

Reg No 3986121

TNS Overseas Holdings (Epsilon) Limited

Report and accounts

For the year ended 31 December 2003

Directors' report	2-3
Auditors' report	4-5
Profit and loss account	6
Balance sheet	7
Notes to the financial statements	8-12

TNS Overseas Holdings (Epsilon) Limited

Directors' Report

For the year ended 31 December 2003

The directors present their report with the audited financial statements for the period ended 31 December 2003.

Principal activities, business review and future developments

The company acts as an investment holding company. Both the level of business and the year-end financial position were satisfactory and the directors expect that the present level of activity will be sustained.

Results and dividends

The company's profit after tax for the financial year is £nil (2002: £3,047,403). The directors paid a dividend of £nil (2002: £3,047,403). The retained profit of £nil (2002: £nil) has been transferred to reserves.

Directors and their interests

The directors of the company during the year to 31 December 2003 were as follows:

Mr EF Hoefling
Mr D Parry
Mr PSK Wright

Mr EF Hoefling holds 500 (2002: 500) ordinary shares of 5p each in Taylor Nelson Sofres plc and had no interest in the shares of any other company within the Taylor Nelson Sofres plc group.

Mr PSK Wright holds 5,206 (2002: 5,206) ordinary shares of 5p each in Taylor Nelson Sofres plc and had no interest in the shares of any other company within the Taylor Nelson Sofres plc group.

Mr D Parry holds 434 (2002: nil) ordinary shares of 5p each in Taylor Nelson Sofres plc and had no interest in the shares of any other company within the Taylor Nelson Sofres plc group.

During the year Mr EF Hoefling, Mr PSK Wright and Mr D Parry were granted options to subscribe for shares in Taylor Nelson Sofres plc.

Directors' interests in share options

	Granted in the period	Exercised in the period
EF Hoefling	35,829	-
PSK Wright	25,000	40,000
D Parry	20,829	2,934

Directors' responsibilities

Company law requires the directors to prepare financial statements for each financial year that give a true and fair view of the state of affairs of the Company and of the profit or loss of the Company for that period. The directors are required to prepare the financial statements on a going concern basis, unless it is inappropriate to presume that the Company will continue in business.

The directors confirm that suitable accounting policies have been used and applied consistently. They also confirm that reasonable and prudent judgements and estimates have been made in preparing the financial statements for the year ended 31 December 2003 and that applicable accounting standards have been followed.

The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the Company and enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the Company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Auditors

A resolution to reappoint PricewaterhouseCoopers LLP as auditors to the company will be proposed at the annual general meeting.

By order of the board

IJ Portal
Company Secretary
TNS House, Westgate, London W5 1UA
8/10/ 2004

TNS Overseas Holdings (Epsilon) Limited

Independent auditors' report to the members of TNS Overseas Holdings (Epsilon) Limited

For the year ended 31 December 2003

We have audited the financial statements which comprise the profit and loss account, the balance sheet and the related notes on pages.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the annual report and the financial statements in accordance with applicable United Kingdom law and accounting standards are set out in the statement of directors' responsibilities on page 3.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements and United Kingdom auditing standards issued by the Auditing Practices Board. This report, including the opinion, has been prepared for and only for the company's members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Act. We also report to you if, in our opinion, the directors' report is not consistent with the financial statements, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and transactions is not disclosed.

We read the other information contained in the annual report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements.

Basis of audit opinion

We conducted our audit in accordance with auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Independent auditors' report to the members of TNS Overseas Holdings (Epsilon) Limited (continued)

For the year ended 31 December 2003

Opinion

In our opinion the financial statements give a true and fair view of the state of the company's affairs at 31 December 2003 and of its result for the year then ended and have been properly prepared in accordance with the Companies Act 1985.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
London
8 October 2004

TNS Overseas Holdings (Epsilon) Limited

Profit and loss account

For the year ended 31 December 2003

	Notes	2003	2002
		£	£
Operating profit – continuing operations	2	-	-
Income from fixed asset investments	4	-	3,047,403
Profit on ordinary activities before taxation		-	3,047,403
Tax on profit on ordinary activities	5	-	-
Profit on ordinary activities after taxation		-	3,047,403
Dividends on equity shares paid	6	-	(3,047,403)
Retained profit for the financial year		-	-

The company has no recognised gains and losses other than those included in the profit and loss account above and therefore no separate statement of total recognised gains and losses has been presented.

There is no difference between the retained profit for the year stated above and the historical cost equivalent.

TNS Overseas Holdings (Epsilon) Limited

Balance Sheet

As at 31 December 2003

	Notes	2003	2002
		£	£
Fixed assets			
Investments	7	**72,858,663**	72,858,663
Current assets			
Cash at bank and in hand		**1**	1
Net assets		**72,858,664**	72,858,664
Capital and reserves			
Called up share capital	8	**201**	201
Share premium	9	**72,858,463**	72,858,463
Profit and loss account		**-**	-
Equity shareholders' funds	10	**72,858,664**	72,858,664

The financial statements on pages 6 to 12 were approved by the board of directors on 7 October 2004 and were signed on its behalf by:

EF Hoefling
Director

1 Principal accounting policies

The financial statements have been prepared in accordance with applicable Accounting Standards in the United Kingdom. A summary of the more important accounting policies, which have been applied consistently, is set out below.

Basis of accounting

The financial statements have been prepared under the historical cost convention.

Fixed asset investments

Fixed asset investments are stated at cost less provision for any permanent diminution in value.

Foreign currencies

Assets and liabilities in foreign currencies are translated into sterling at the rates of exchange ruling at the balance sheet date. Transactions in foreign currencies are converted at rates of exchange prevailing at the date the transactions were made. Foreign exchange differences are dealt with through the profit and loss account.

Cash flow statement and related party disclosures

The company is a wholly owned subsidiary of Taylor Nelson Sofres plc and is included in the consolidated financial statements of Taylor Nelson Sofres plc, which are publicly available. Consequently, the company has taken advantage of the exemption from preparing a cash flow statement under the terms of Financial Reporting Standard 1 (revised 1996).

The company is also exempt under the terms of Financial Reporting Standard 8 from disclosing related party transactions with entities that are part of the Taylor Nelson Sofres plc group or investees of the Taylor Nelson Sofres plc group.

2 Operating profit

The auditors' remuneration in respect of the periods ended 31 December 2003 and 31 December 2002 has been borne by TNS UK Limited (formerly Taylor Nelson Sofres Group Limited), a directly owned subsidiary of Taylor Nelson Sofres plc.

3 Directors' remuneration

The company has no employees except for its directors, who received no remuneration for their services.

4 Income from fixed asset investments

	2003	2002
	£	£
Income from shares in group undertakings	-	3,047,403

5 Taxation

The current tax charge for the period is £nil (2002: £nil).

Current tax reconciliation

	2003	2002
	£	£
Profit on ordinary activities before tax	-	3,047,403
Profit on ordinary activities multiplied by standard rate in the UK 30% (2002: 30%)	-	914,221
Effects of:		
Income not taxable to corporation tax	-	(914,221)
Current tax charge for the period	-	-

6 Dividends

	2003	2002
	£	£
Final dividend paid	-	3,047,403

7 Investments

	Interests in subsidiary undertakings
	£
Cost and net book value	
At 1 January and 31 December 2003:	**72,858,663**

Details of the principal investments in which the company holds more than 20% of the nominal value of any class of share capital, all of which is represented by ordinary shares, are as set out below.

Subsidiary undertakings	Country of incorporation	Ownership 2002 and 2001	Principal activity
TNS Overseas Holdings (Alpha) Limited	UK	100%	Holding company
TNS Overseas Holdings (Beta) Limited	UK	100%	Holding company

The company is exempt from the obligation to prepare and deliver consolidated financial statements under section 228 of the Companies Act 1985.

8 Called up share capital

	2003	2002
	£	£
Authorised		
10,000 ordinary share of £1 each	**10,000**	10,000
Allotted, called up and fully paid		
201 ordinary shares of £1 each	**201**	201

9 Reserves

	Share premium	Profit and loss account
	£	**£**
At 1 January 2003 and 31 December 2003	**72,858,463**	**-**

10 Reconciliation of movements in shareholders' funds

	2003	2002
	£	£
Profit for the year	**-**	3,047,403
Dividends	**-**	(3,047,403)
Opening shareholders' funds	**72,858,664**	72,858,664
Closing shareholders' funds	**72,858,664**	72,858,664

11 Ultimate parent undertaking

The immediate and ultimate parent undertaking and ultimate controlling party is Taylor Nelson Sofres plc which is the parent undertaking of the smallest and largest group to consolidate these financial statements. Copies of the ultimate parent undertaking's financial statements are available from the Company Secretary, Taylor Nelson Sofres plc, TNS House, Westgate, London W5 1UA.

TNS Overseas Holdings (Gamma) Limited

Report and accounts

for the year ended 31 December 2003

Reg No 3965469

TNS Overseas Holdings (Gamma) Limited

Report and accounts

For the year ended 31 December 2003

Directors' report	2-3
Auditors' report	4-5
Profit and loss account	6
Balance sheet	7
Notes to the financial statements	8-12

TNS Overseas Holdings (Gamma) Limited

Directors' Report

For the year ended 31 December 2003

The directors present their report with the audited financial statements for the period ended 31 December 2003.

Principal activities, business review and future developments

The company acts as an investment holding company. Both the level of business and the year end financial position were satisfactory and the directors expect that the present level of activity will be sustained.

Results and dividends

The company's profit after tax for the financial year is £nil (2002: £682,721). The directors paid a dividend of £nil (2002: £682,721). The retained profit of £nil (2002: £ nil) has been transferred to reserves.

Directors and their interests

The directors of the company during the year to 31 December 2003 were as follows:

Mr EF Hoefling
Mr D Parry
Mr PSK Wright

Mr EF Hoefling holds 500 (2002: 500) ordinary shares of 5p each in Taylor Nelson Sofres plc and had no interest in the shares of any other company within the Taylor Nelson Sofres plc group.

Mr PSK Wright holds 5,206 (2002: 5,206) ordinary shares of 5p each in Taylor Nelson Sofres plc and had no interest in the shares of any other company within the Taylor Nelson Sofres plc group.

Mr D Parry holds 434 (2002: nil) ordinary shares of 5p each in Taylor Nelson Sofres plc and had no interest in the shares of any other company within the Taylor Nelson Sofres plc group.

During the year Mr EF Hoefling, Mr PSK Wright and Mr D Parry were granted options to subscribe for shares in Taylor Nelson Sofres plc.

Directors' interests in share options

	Granted in the period	Exercised in the period
EF Hoefling	35,829	-
PSK Wright	25,000	40,000
D Parry	20,829	2,934

Directors' responsibilities

Company law requires the directors to prepare financial statements for each financial year that give a true and fair view of the state of affairs of the Company and of the profit or loss of the Company for that period. The directors are required to prepare the financial statements on a going concern basis, unless it is inappropriate to presume that the Company will continue in business.

The directors confirm that suitable accounting policies have been used and applied consistently. They also confirm that reasonable and prudent judgements and estimates have been made in preparing the financial statements for the year ended 31 December 2003 and that applicable accounting standards have been followed.

The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the Company and enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the Company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Auditors

A resolution to reappoint PricewaterhouseCoopers LLP as auditors to the company will be proposed at the annual general meeting.

By order of the board

IJ Portal
Company Secretary
TNS House, Westgate, London W5 1UA
8/10/ 2004

Independent auditors' report to the members of TNS Overseas Holdings (Gamma) Limited

For the year ended 31 December 2003

We have audited the financial statements which comprise the profit and loss account, the balance sheet and the related notes.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the annual report and the financial statements in accordance with applicable United Kingdom law and accounting standards are set out in the statement of directors' responsibilities on page 3.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements and United Kingdom auditing standards issued by the Auditing Practices Board. This report, including the opinion, has been prepared for and only for the company's members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the directors' report is not consistent with the financial statements, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and transactions is not disclosed.

We read the other information contained in the annual report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements.

Basis of audit opinion

We conducted our audit in accordance with auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

TNS Overseas Holdings (Gamma) Limited

Independent auditors' report to the members of TNS Overseas Holdings (Gamma) Limited (continued)

For the year ended 31 December 2003

Opinion

In our opinion the financial statements give a true and fair view of the state of the company's affairs at 31 December 2003 and of its result for the year then ended and have been properly prepared in accordance with the Companies Act 1985.

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
London
8 October 2004

TNS Overseas Holdings (Gamma) Limited

Profit and loss account

For the year ended 31 December 2003

	Notes	2003	2002
		£	£
Operating profit – continuing operations	2	-	-
Income from fixed asset investments	4	-	682,721
Profit on ordinary activities before taxation		-	682,721
Tax on profit on ordinary activities	5	-	-
Profit on ordinary activities after taxation		-	682,721
Dividends on equity shares paid	6	-	(682,721)
Retained profit for the financial year		-	-

The company has no recognised gains and losses other than those included in the profit and loss account above and therefore no separate statement of total recognised gains and losses has been presented.

There is no difference between the retained profit for the year stated above and the historical cost equivalent.

TNS Overseas Holdings (Gamma) Limited

Balance Sheet

As at 31 December 2003

	Notes	2003	2002
		£	£
Fixed assets			
Investments	7	**16,356,534**	16,356,534
Current assets			
Debtors	8	**320,426**	320,426
Net assets		**16,676,960**	16,676,960
Capital and reserves			
Called up share capital	9	**100**	100
Share premium	10	**16,356,434**	16,356,434
Profit and loss account	10	**320,426**	320,426
Equity shareholders' funds	11	**16,676,960**	16,676,960

The financial statements on pages 6 to 12 were approved by the board of directors on 7 October 2004 and were signed on its behalf by:

EF Hoefling
Director

1 Principal accounting policies

The financial statements have been prepared in accordance with applicable Accounting Standards in the United Kingdom. A summary of the more important accounting policies, which have been applied consistently, is set out below.

Basis of accounting

The financial statements have been prepared under the historical cost convention.

Fixed asset investments

Fixed asset investments are stated at cost less provision for any permanent diminution in value.

Foreign currencies

Assets and liabilities in foreign currencies are translated into sterling at the rates of exchange ruling at the balance sheet date. Transactions in foreign currencies are converted at rates of exchange prevailing at the date the transactions were made. Foreign exchange differences are dealt with through the profit and loss account.

Cash flow statement and related party disclosures

The company is a wholly owned subsidiary of Taylor Nelson Sofres plc and is included in the consolidated financial statements of Taylor Nelson Sofres plc, which are publicly available. Consequently, the company has taken advantage of the exemption from preparing a cash flow statement under the terms of Financial Reporting Standard 1 (revised 1996).

The company is also exempt under the terms of Financial Reporting Standard 8 from disclosing related party transactions with entities that are part of the Taylor Nelson Sofres plc group or investees of the Taylor Nelson Sofres plc group.

2 Operating profit

The auditors' remuneration in respect of the periods ended 31 December 2003 and 31 December 2002 has been borne by TNS UK Limited (formerly Taylor Nelson Sofres Group Limited), a directly owned subsidiary of Taylor Nelson Sofres plc.

3 Directors' remuneration

The company has no employees except for its directors, who received no remuneration for their services.

4 Income from fixed asset investments

	2003	2002
	£	£
Income from shares in group undertaking	-	682,721

5 Taxation

The current tax charge for the period is £nil (2002: £nil).

Current tax reconciliation

	2003	2002
	£	£
Profit on ordinary activities before tax	-	682,721
Profit on ordinary activities multiplied by standard rate in the UK 30% (2002: 30%)	-	204,816
Effects of:		
Income not taxable to corporation tax	-	(204,816)
Current tax charge for the period	-	-

6 Dividends

	2003	2002
	£	£
Final dividend paid	-	682,721

7 Investments

	Interests in group undertakings
	£
Cost and net book value	
At 1 January and 31 December 2003	16,356,534

Investments represent 1,400,413 (2002: 1,400,413) ordinary shares in Taylor Nelson Sofres International Limited. The total issued share capital of this group undertaking at 31 December 2003 was 24,215,301 (2002: 24,215,301) ordinary shares, all of which is held by Taylor Nelson Sofres plc and wholly owned subsidiaries of Taylor Nelson Sofres plc.

The company is exempt from the obligation to prepare and deliver consolidated financial statements under section 228 of the Companies Act 1985.

8 Debtors

	2003	2002
	£	£
Amounts owed by group undertaking	320,426	320,426

9 Called up share capital

	2003	2002
	£	£
Authorised		
10,000 ordinary shares of £1 each	**10,000**	10,000
Allotted, called up and fully paid		
100 ordinary shares of £1 each	**100**	100

10 Reserves

	Share premium	Profit and loss account
	£	£
At 1 January 2003 and 31 December 2003	**16,356,434**	**320,426**

11 Reconciliation of movements in shareholders' funds

	2003	2002
	£	£
Profit for the year	-	682,721
Dividends	-	(682,721)
Opening shareholders' funds	**16,676,960**	16,676,960
Closing shareholders' funds	**16,676,960**	16,676,960

12 Ultimate parent undertaking

The immediate and ultimate parent undertaking and ultimate controlling party is Taylor Nelson Sofres plc which is the parent undertaking of the smallest and largest group to consolidate these financial statements. Copies of the ultimate parent undertaking's financial statements are available from the Company Secretary, Taylor Nelson Sofres plc, TNS House, Westgate, London W5 1UA.

TNS Overseas Holdings (Zeta) Limited

Report and accounts

for the year ended 31 December 2003

Reg No 4177804

TNS Overseas Holdings (Zeta) Limited

Report and accounts

For the year ended 31 December 2003

Directors' report	2-3
Auditors' report	4-5
Balance sheet	6
Notes to the financial statements	7-10

TNS Overseas Holdings (Zeta) Limited

Directors' Report

For the year ended 31 December 2003

The directors present their report with the audited financial statements for the period ended 31 December 2003.

Principal activities, business review and future developments

The company is an investment holding company. Both the level of business and the period end financial position were satisfactory and the directors expect that the present level of activity will be sustained.

Results and dividends

The activities of the company during the year and prior year did not generate any gains or losses.

Directors

The directors of the company during the period to 31 December 2003 were as follows:

Mr EF Hoefling
Mr D Parry
Mr PSK Wright

Directors' interests in shares of the company

Mr EF Hoefling holds 500 (2002: 500) ordinary shares of 5p each in Taylor Nelson Sofres plc and had no interest in the shares of any other company within the Taylor Nelson Sofres plc group.

Mr PSK Wright holds 5,206 (2002: 5,206) ordinary shares of 5p each in Taylor Nelson Sofres plc and had no interest in the shares of any other company within the Taylor Nelson Sofres plc group.

Mr D Parry holds 434 (2002: nil) ordinary shares of 5p each in Taylor Nelson Sofres plc and had no interest in the shares of any other company within the Taylor Nelson Sofres plc group.

During the year Mr EF Hoefling, Mr PSK Wright and Mr D Parry were granted options to subscribe for shares in Taylor Nelson Sofres plc.

Directors' responsibilities

Company law requires the directors to prepare financial statements for each financial year that give a true and fair view of the state of affairs of the Company and of the profit or loss of the Company for that period. The directors are required to prepare the financial statements on a going concern basis, unless it is inappropriate to presume that the Company will continue in business.

The directors confirm that suitable accounting policies have been used and applied consistently. They also confirm that reasonable and prudent judgements and estimates have been made in preparing the financial statements for the year ended 31 December 2003 and that applicable accounting standards have been followed.

The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the Company and enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the Company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Auditors

A resolution to reappoint PricewaterhouseCoopers LLP as auditors to the company will be proposed at the annual general meeting.

By order of the board

IJ Portal
Company Secretary
TNS House, Westgate, London W5 1UA
8/10/ 2004

TNS Overseas Holdings (Zeta) Limited

Independent auditors' report to the members of TNS Overseas Holdings (Zeta) Limited

For the year ended 31 December 2003

We have audited the financial statements which comprise the profit and loss account, the balance sheet and the related notes.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the annual report and the financial statements in accordance with applicable United Kingdom law and accounting standards are set out in the statement off directors' responsibilities on page 3.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements and United Kingdom auditing standards issued by the Auditing Practices Board. This report, including the opinion, has been prepared for and only for the company's members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Act. We also report to you if, in our opinion, the directors' report is not consistent with the financial statements, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and transactions is not disclosed.

We read the other information contained in the annual report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements.

Basis of audit opinion

We conducted our audit in accordance with auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Independent auditors' report to the members of TNS Overseas Holdings (Zeta) Limited (continued)

For the year ended 31 December 2003

Opinion

In our opinion the financial statements give a true and fair view of the state of the company's affairs at 31 December 2003 and of its result for the year then ended and have been properly prepared in accordance with the Companies Act 1985.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
London
8 October 2004

TNS Overseas Holdings (Zeta) Limited

Balance Sheet

As at 31 December 2003

	Notes	2003	2002
		£	£
Fixed assets			
Investments	6	**115,130,307**	115,130,307
Current assets			
Cash at bank and in hand		**1**	1
Net assets		**115,130,308**	115,130,308
Capital and reserves			
Called up share capital	7	**1,351**	1,351
Share premium	8	**114,530,393**	114,530,393
Profit and loss account	8	**598,564**	598,564
Equity shareholders' funds	9	**115,130,308**	115,130,308

The financial statements on pages 6 to 12 were approved by the board of directors on 7 October 2004 and were signed on its behalf by:

EF Hoefling
Director

1 Principal accounting policies

The financial statements have been prepared in accordance with applicable Accounting Standards in the United Kingdom. A summary of the more important accounting policies, which have been applied consistently, is set out below.

Basis of accounting

The financial statements have been prepared under the historical cost convention.

Fixed asset investments

Fixed asset investments are stated at cost less provision for any permanent diminution in value.

Foreign currencies

Assets and liabilities in foreign currencies are translated into sterling at the rates of exchange ruling at the balance sheet date. Transactions in foreign currencies are converted at rates of exchange prevailing at the date the transactions were made. Foreign exchange differences are dealt with through the profit and loss account.

Cash flow statement and related party disclosures

The company is a wholly owned subsidiary of Taylor Nelson Sofres plc and is included in the consolidated financial statements of Taylor Nelson Sofres plc, which are publicly available. Consequently, the company has taken advantage of the exemption from preparing a cash flow statement under the terms of Financial Reporting Standard 1 (revised 1996).

The company is also exempt under the terms of Financial Reporting Standard 8 from disclosing related party transactions with entities that are part of the Taylor Nelson Sofres plc group or investees of the Taylor Nelson Sofres plc group.

2 Profit and loss

The activities of the company during the year and prior year did not generate any gains or losses, and therefore no profit and loss account or statement of total recognised gains and losses has been presented.

3 Directors' remuneration

The company has no employees except for its directors, who received no remuneration for their services.

4 Investments

	2003	2002
	£	£
Cost and net book value at beginning and end of year		
TNS Luxembourg Delta S.a.r.l	**107,005,275**	107,005,275
TNS Luxembourg Epsilon S.a.r.l	**1,091,890**	1,091,890
TNS Luxembourg Zeta S.a.r.l	**7,033,142**	7,033,142
	115,130,307	115,130,307

Details of the principal investments in which the company holds more than 20% of the nominal value of any class of share capital, all of which is represented by ordinary shares, are as set out below.

Subsidiary undertakings	**Country of incorporation**	**Ownership in 2003 and 2002**	**Principal activity**
TNS Luxembourg Delta S.a.r.l	Luxembourg	97%	Holding company
TNS Luxembourg Epsilon S.a.r.l	Luxembourg	97%	Holding company
TNS Luxembourg Zeta S.a.r.l	Luxembourg	99%	Holding company

The company is exempt from the obligation to prepare and deliver consolidated financial statements under section 228 of the Companies Act 1985.

5 Called up share capital

	2003	2002
	£	£
Authorised		
10,000,000 ordinary share of £1 each	**10,000,000**	10,000,000
Allotted, called up and fully paid		
1,351 ordinary shares of £1 each	**1,351**	1,351

6 Reserves

	Share premium	Profit and loss account
	£	£
At 1 January 2003 and 31 December 2003	**115,308,138**	**598,565**

7 Reconciliation of movements in shareholders' funds

	2003	2002
	£	£
Shareholders' funds at 1 January 2003 and 31 December 2003	**115,130,308**	115,130,308

8 Ultimate parent undertaking

The immediate parent undertaking is Taylor Nelson Sofres BV incorporated in the Netherlands.

The ultimate parent undertaking and ultimate controlling party is Taylor Nelson Sofres plc which is the parent undertaking of the smallest and largest group to consolidate these financial statements. Copies of the ultimate parent undertaking's financial statements are available from the Company Secretary, Taylor Nelson Sofres plc, TNS House, Westgate, London W5 1UA.

View Announcement

status list

Announcement Details

Company	Headline	Embargo	Last Update	Add Dist	Replaces
Taylor Nelson Sofres PLC	Holding(s) in Company		17:02 19 Oct 04		

Full Announcement Text

Taylor Nelson Sofres plc (TNS) received notification on 18 October 2004 from The Capital Group Companies, Inc., on behalf of its affiliates including Capital In Trust Company and Capital International Limited of a notifiable interest in the ordinary share capital of TNS.

Together they hold a notifiable interest in 19,885,611 ordinary shares of 5p each in TNS, representing 4.458% of the total issued share capital of TNS.

The Capital Group Companies, Inc is interested in the shares comprised in this notification by virtue of the holdings forming part of the funds managed on behalf of ir

Names of Registered Holders

Capital International S.A, 69,100
Citibank London 69,100

Capital International, Inc., 257,213
State Street Nominees Limited 87,000
Chase Nominees Limited 170,213

Capital Guardian Trust Company 4,937,400
State Street Nominees Limited 229,100
Chase Nominees Limited 4,264,500
Midland Bank plc 443,800

Capital International Limited 14,621,898
State Street Nominees Limited 120,800
Bank of New York Nominees 4,381,900
Northern Trust 1,229,300
Chase Nominees Limited 2,102,600
Midland Bank plc 76,800
Bankers Trust 141,000
Barclays Bank 61,200
Morgan Guaranty 294,900
Nortrust Nominees 3,140,962
State Street Bank & Trust Co 657,600
Deutsche Bank AG 1,008,936
HSBC Bank plc 985,500
Mellon Bank N.A. 167,400
Northern Trust AVFC 113,800
Bank One London 139,200

-

-
END

---

status list

Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 00912624

Company name in full Taylor Nelson Sofres plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	01	09	2004	30	09	2004

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	30000	4000	1907
Nominal value of each share	5 pence	5 pence	5 pence
Amount (if any) paid or due on each share *(including any share premium)*	136.75 p	86.25 p	114 p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name: Merrill Lynch International London Address: AC Merill Lynch New York, BIC MLGB2L, Crest 65208 33 King William Street, London UK Postcode: EC4R 9AS	Ordinary	30,000
Name: HSBC Bank plc Address: CREST ID BH01, Account number 909780, SWIFT address MIDLGB22, Mariner House, Pepsy Street, London UK Postcode: EC3N 2NU	Ordinary	4000
Name: Mr Dusko Grba Address: 30B Bessborough Road, Harrow, Middlesex UK Postcode: HA1 3DL	Ordinary	1,362
Name: Mr Neil Anderson Address: Kellys Bay, Barnageeragh, Skerries, Co Dublin, Ireland UK Postcode:	Ordinary	545
Name: Address: UK Postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 25/10/04

A ~~director~~ / secretary ~~/ administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Sofia Bernsand
TNS House, Westgate, London
W5 1UA Tel 0208 967 2230
DX number DX exchange

Companies House

for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 00912624

Company name in full Taylor Nelson Sofres plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	01	09	2004	30	09	2004

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	463	288	619
Nominal value of each share	5 pence	5 pence	5 pence
Amount (if any) paid or due on each share *(including any share premium)*	171 p	183 p	91 p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**

For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**

For companies registered in Scotland

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Form Revised January 2000

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Eric Bushby	Class of shares allotted	Number allotted
Address 4 Meadow Grange, Haltwhistle, Northumberland	Ordinary	1370
UK Postcode NE49 9BP		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 25/10/04

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Sofia Bernsand
TNS House, Westgate, London
W5 1UA Tel 0208 967 2230
DX number DX exchange

Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 00912624

Company name in full Taylor Nelson Sofres plc

Shares allotted (including bonus shares):

	From (Day Month Year)	To (Day Month Year)
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	01 09 2004	30 09 2004

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	12503	6980	11648
Nominal value of each share	5 pence	5 pence	5 pence
Amount (if any) paid or due on each share *(including any share premium)*	135 p	87 p	38.1696 p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Form Revised January 2000

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Please see attached schedule Address UK Postcode	Class of shares allotted Ordinary	Number allotted 31,131
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form: 1

Signed [signature] Date 25/10/04

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Sofia Bernsand
TNS House, Westgate, London
W5 1UA Tel 0208 967 2230
DX number DX exchange

EmpForename	EmpSurname	Shares purchased	Option price pence	EmpAdd1	EmpAdd2	EmpAdd3	EmpAdd4	EmpAdd5
PATRICIA DIANA	MARCAR	750	135	59 BEVERLEY GARDENS	WEMBLEY		MIDDLESEX	HA9 9RB
BRIAN	JACKSON	1500	135	2 DENNOSE CLOSE	LOWER EARLEY	READING	BERKSHIRE	RG6 2YP
JANE	REID	1800	135	5 BRYNMAWR ROAD	CAMBERWELL	VICTORIA 3124	AUSTRALIA	XX1 1XX
LESLIE RONALD	TAYLOR	2000	135	34 WHINNEYS ROAD	LOUDWATER	HIGH WYCOMBE	BUCKINGHAMSHIRE	HP10 9RL
CLAIRE	CHIDGEY	450	135	WAGGONERS COTTAGE	5 HURTBANK HORSHAM ROAD	HOLMBURY ST MARY	SURREY	RH5 6NH
ERIC	BUSHBY	753	135	4 MEADOW GRANGE	HALTWHISTLE	NORTHUMBERLAND	NE49 9PB	
TREVOR	BURT	750	135	3 KENT CLOSE	ATTLEBOROUGH	NORFOLK	NR17 2HP	
CHRISTOPHER	JENKINS	3000	135	30 LIDDINGTON ROAD	LONDON	E15 3PJ		
JAYSHREE	VARA	1500	135	20 BREAKSPEAR ROAD SOUTH	ICKENHAM	UB10 8HE		
ERIC	BUSHBY	903	87	4 MEADOW GRANGE	HALTWHISTLE	NORTHUMBERLAND	NE49 9PB	
MOORTHY	MUHUNTHAN	6077	87	24 PARKFIELD AVENUE	HARROW	MIDDLESEX	HA2 6NP	
HEATHER	PIPER	11648	38.1696	20 BREAKSPEAR ROAD SOUTH	ICKENHAM	UB10 8HE		
		31131						

Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 00912624

Company name in full Taylor Nelson Sofres plc

Shares allotted (including bonus shares):

	From	To
	Day Month Year	Day Month Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	01 09 2004	30 09 2004

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	75338	3166	472
Nominal value of each share	5 pence	5 pence	5 pence
Amount (if any) paid or due on each share *(including any share premium)*	91.50 p	129.5 p	213.5 p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Form Revised January 2000

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name: Greenwood Nominees Address: Crest Account, 142 GW, Member account NonCFM 20 Moorgate, London UK Postcode: EC2R 6DA	Ordinary	20,437
Name: Brewin Dolphin Securities Ltd Address: Participant ID 092, Member Account Id:Schemes 81 George Street, Edinburgh, Scotland UK Postcode: EH2 3ES	Ordinary	23,913
Name: Please see attached schedule Address: UK Postcode:	Ordinary	34,626
Name: Address: UK Postcode:		
Name: Address: UK Postcode:		

Please enter the number of continuation sheets (if any) attached to this form: 1

Signed [signature] Date 25/10/04

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Sofia Bernsand
TNS House, Westgate, London
W5 1UA Tel 0208 967 2230
DX number DX exchange

EmpForename	EmpSurname	Shares purchased	Option price pence	EmpAdd1	EmpAdd2	EmpAdd3	EmpAdd4	EmpAdd5
NEIL	ANDERSON	7487	91.5	KELLYS BAY	BARNAGEERAGH	SKERRIES	CO DUBLIN	IRELAND
ANGELES	GARCIA MATA	1885	91.5	PZA JOSEP ROVIRA NO13 4o 1a	08018 BARCELONA	SPAIN		
MARIA	PILAR MAESTRE MORENO	7540	91.5	C/PJ HARGALL 98-100 ESC A4o 2a	ESC A 40 20	08029 BARCELONA	SPAIN	
MIGUEL ANGELS	MARIOND IGLESIAS	1508	91.5	C/SANLUIAR DE BARRAMEDA NO 3	PORTAL 2 BAJO 6	MADRID 28033	SPAIN	
RICHARDO	ROMERO DE TEJADA	6032	91.5	CALLE CUATRO AMIGOS 1 6o C	28029 MADRID	SPAIN		
DAVID	LAMBERT	7540	91.5	1135 BRIAN'S WAY	WAYNE	PENNSYLVANIA	19807	USA
ALEXANDER	LINHART	2634	129.5	9 BIS RUE DE LA CHAPELLE	78630 ORGEVAL	FRANCE		
		34626						